SNIPP IS NOW A TIER 1 TECHNOLOGY ISSUER ON THE TSX VENTURE

EXCHANGE

September 30, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), an international provider of marketing promotions, rewards, rebates and loyalty solutions listed on the TSX Venture Exchange (the "TSX-V") announces that the TSX-V has approved its application to graduate from a Tier 2 Technology Issuer to a Tier 1 Technology Issuer. Tier 1 is reserved for senior TSX-V companies with the most significant financial resources and those that have demonstrated a sustainable business model and operational track record.

Snipp’s impressive and sustained financial growth, its experienced board and management team, the closing of the acquisitions of Swiss Post Solutions Ireland Limited and Hip Digital Media Inc., the bought deal financing in 2015, and the numerous master service agreements the company signed were all important factors in the approval of Snipp’s application.

Atul Sabharwal, CEO of Snipp, said, “We are very pleased that the TSX-V has recognized Snipp's tremendous growth and success since it became public three short years ago. We were already recognized as part of the 2015 TSX Venture 50®, and to us this graduation was the natural next step. We look forward to continuing to grow our business and providing value to all of our shareholders as a Tier 1 company. Our goal is to become the dominant incentive marketing technology platform worldwide and be listed on the main board of a major exchange. To that end, we have built an incredible team, are expanding across North America and globally, and are building on our current position of strength both operationally and financially.”

Snipp's common shares will begin trading on Tier 1 at the open of trading on September 30, 2015. For more information on Snipp, see its SEDAR profile at www.sedar.com.

About Snipp:

Snipp’s technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Washington DC, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange.

FOR FURTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal, CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha, CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the securities regulatory authorities. Should one or more of these risks and uncertainties occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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